                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                     --------------------------------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ELECTROPURE, INC.

                                (Name of Issuer)

                     Common Stock, $0.01 par value per share

                         (Title of Class of Securities)

                                     286133

                                 (CUSIP Number)

                               Catherine Patterson
                                Electropure, Inc.

                           23251 Vista Grande, Suite A
                             Laguna Hills, CA 92653

                                 (714) 770-9347
                  (Name, Address and Telephone Number of Person

                Authorized to Receive Notices and Communications)

                                  June 2, 1997

             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 9 pages)

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

CUSIP NO. 286133                                              PAGE 2 OF 9 PAGES

-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ANTHONY M. FRANK
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   [ ]
                                                                      (b)   [ ]
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     PF
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [ ]

-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OR ORGANIZATION

     CALIFORNIA, USA
-------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   1,797,124
                           ----------------------------------------------------
        NUMBER OF           8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY                 NONE
        OWNED BY           ----------------------------------------------------
          EACH              9      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                    1,797,124
          WITH             ----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   NONE
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,797,124
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.8% OF THE COMMON STOCK
     36.2% OF VOTING POWER
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN - 1,717,124
     EP -    80,000
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               PAGE 3 OF 9 PAGES

         This Amendment No. 1 amends, in relevant part as follows, the Schedule 13D, filed December 18, 1992, of Anthony M. Frank (the "Reporting Person") with respect to the common stock, $0.01 par value per share ("Common Stock") of Electropure, Inc., a California corporation, formerly HOH Water Technology Corporation.

         On July 25, 1996, the issuer changed its corporate name to "Electropure, Inc." and effected a one-for-ten reverse stock split. FOR PURPOSES OF THIS REPORT, ALL ISSUANCES OF COMMON STOCK AND WARRANTS TO PURCHASE COMMON STOCK ARE REFLECTED IN POST-REVERSE SPLIT AMOUNTS.

ITEM 1. SECURITY AND ISSUER

        Common Stock, $0.01 par value, of Electropure, Inc., a California corporation ("Electropure"). Electropure's principal executive office is located at 23251 Vista Grande, Suite A, Laguna Hills, California 92653.

ITEM 2. IDENTITY AND BACKGROUND

        (a)  Anthony M. Frank

        (b)  320 Meadowood Court, Pleasant Hill, CA  94523

        (c)  Retired - former Postmaster General

        (d)  Not applicable

        (e)  Not applicable

        (f)  U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Of the $1,022,619 used to acquire shares of Common Stock of Electropure, $295,000 was originally loaned to the Company in 1991 and exchanged for equity in December, 1992. An additional $95,000 was loaned to the Company's licensee, EDI Components ("EDI"), and under an agreement with the Company, interest accrued thereon was waived and the principal loan amount (plus $5,000 in added value) was exchanged for equity in February, 1996. A 1996 loan to EDI in the sum of $500,000, plus $38,056 in accrued interest, was also exchanged for the Company's equity in June, 1997. Additionally, a $50,000 investment in the Company's licensee, EDI, resulted in the acquisition by Mr. Frank of 20,000 Warrants to purchase Common Stock. See Item 5. - "Interest in Securities of Issuer." All of the funds utilized to purchase shares of Common Stock from Electropure, including amounts previously loaned to Electropure and EDI or invested in EDI, were from Mr. Frank's personal funds.

                                                               PAGE 4 OF 9 PAGES

ITEM 4. PURPOSE OF THE TRANSACTION

        Mr. Frank purchased certain of the securities of Electropure pursuant to private placement offerings, as a private investor at the request of Electropure, to help fund working capital requirements of the issuer.

        Electropure is currently negotiating with its licensee, EDI Components, to terminate a July, 1992 license agreement granting EDI exclusive manufacturing and marketing rights to the Company's patented water purification technology. It is anticipated that Electropure will pay EDI up to $2,950,000 to terminate the license relationship in some combination of cash and equity over a period of time. It is also anticipated that Electropure will hire the management and staff of EDI; will grant EDI the right to appoint a Director(s) to the Company's Board; will seek to obtain sufficient working capital through a private and/or public sale of its securities; and that manufacturing and marketing of the water purification technology will then be conducted by Electropure.

        Mr. Frank may in the future acquire, hold and dispose of shares of Common Stock or warrants or options for such Common Stock or other securities of Electropure and such transactions may be in the open market, privately or directly from Electropure.

        Except as set forth above, Mr. Frank does not have any plans or proposals which may have, which related to or which would result in:

        (a) The acquisition by any person of additional securities of Electropure, or the disposition of securities of Electropure;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Electropure or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of Electropure or any of its subsidiaries;

        (d) Any change in the present Board of Directors or management of Electropure, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

        (e) Any material change in the present capitalization or dividend policy of Electropure;

        (f) Any other material change in Electropure's business or corporate structure;

        (g) Changes in Electropure's charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of Electropure by any person;

        (h) Causing a class of securities of Electropure to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of Electropure becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

        (a)  Mr. Frank owns the following shares of Electropure:

             1,797,124 shares of Common Stock with one vote per share(1).

             Mr. Frank owns beneficially 36.2% of the Common Stock; 41.8% if all of the warrants described in Item 6 are exercised. Mr. Frank owns 23.8% of the voting power of all classes of stock of Electropure.

        (b) Mr. Frank has the sole voting and dispositive power over the shares he owns.

        (c) Since December 5, 1989, Mr. Frank has entered into the following transactions with regard to Electropure's Common Stock:

             Between December 5, 1989 and October 10, 1990, Mr. Frank acquired 26,668 shares of Common Stock from the issuer in private placement offerings at $7.50 per share. As additional consideration, Mr. Frank received 8,890 warrants to purchase Common Stock at $15.00 per share. In or around September, 1990, Mr. Frank gifted a total of 6,668 of such shares and 2,224 Warrants, in equal amounts, to his adult children, Randall P. Frank and Tracy F. Frank.

             In May, 1992, Mr. Frank acquired 20,000 Warrants to purchase Common Stock of Electropure at $0.50 per share as a result of his investment of $50,000 in EDI Components, a privately-held California corporation. The Company entered into various agreements in July, 1992 granting EDI the exclusive manufacturing and marketing rights to the Company's patented water treatment technology. In exchange for cash consideration, certain royalty rights and the right to terminate the license, the Company granted EDI's investors warrants to purchase Common Stock equal to four (4) times such investors' capital investment in EDI. On October 24, 1994, Mr. Frank exercised such Warrants and received 20,000 shares of Common Stock.


------------------
(1) Includes warrants for 300,000 shares of Common Stock exercisable at $2.25 per share; 50,000 shares exercisable at $1.25 per share; and 4,000 shares exercisable at $0.50 per share.

                                                               PAGE 6 OF 9 PAGES

             Between March 3, 1991 and July 25, 1991, Mr. Frank loaned the Company $115,000. In November, 1991, Mr. Frank loaned the Company an additional $200,000 and received, as partial consideration, the right to purchase, for $0.10 each, 80,000 ten-year Warrants at $1.25 per share. On December 17, 1992, Mr. Frank exercised the right to purchase such Warrants and on the same date, gifted 30,000 of such Warrants, in equal amounts of 10,000, to his two adult children and Mr. Floyd Panning, President of EDI Components. The right to exercise the balance of such Warrants (50,000) has been retained by Mr. Frank.

             On December 18, 1992, Mr. Frank converted an aggregate of $315,000 in outstanding loans to the Company (as disclosed above), into 126,000 shares of Common Stock and 39,375 one-year Warrants to purchase Common Stock at $9.00 per share. Concurently therewith, Mr. Frank gifted 8,000 and 2,500 of such shares and warrants, respectively, to his adult children in equal amounts. On January 4, 1994, pursuant to a private offering conducted by the issuer, Mr. Frank received 36,875 shares of Common Stock upon the exercise of all of such Warrants at a reduced price of $1.50 per share.

             Also on January 4, 1994, Mr. Frank exercised 6,666 Warrants originally issued in 1990 and 1991 at $15.00, at a reduced exercise price of $1.50 per share.

             Between June, 1993 and March, 1995, Mr. Frank loaned the Company's licensee, EDI Components, an aggregate of $95,000. Pursuant to the July, 1992 license arrangements between the Company and its licensee, Electropure issued to Mr. Frank a total of 16,500 Warrants to purchase Common Stock at $0.50 per share, plus the right to convert the principal amount of such loans (and $5,000 in added value), to Common Stock at discounts of 25% and 50% of the fair market value of such Common Stock on the date of conversion. On February 22, 1996, Mr. Frank agreed to waive all interest accrued on such loans and elected to convert the $95,000 principal, plus $5,000 added value, to 116,667 and 33,333 shares of Common Stock at $0.60 and $0.90 per share, respectively.

             On February 15, 1995, Mr. Frank exercised 12,500 of the 16,500 Warrants described in the preceding paragraph at $0.50 per share.

             On February 23, 1996, the Company and its licensee, entered into a Convertible Loan agreement with Mr. Frank, whereby EDI Components was loaned the sum of $500,000 for a period of two years at 10% interest. As additional consideration for the loan, the Company granted Mr. Frank a first security interest in all of the Company's patents and future patents during the term that the loan remained outstanding. As additional consideration, the Company granted Mr. Frank 300,000 five-year warrants to purchase Common Stock at $2.25 per share. On June 2, 1997, Mr. Frank converted the principal amount of the loan, plus $38,055 in accrued interest, into 1,717,484 shares of the Company's Common Stock at approximately $0.31 per share. On June 3, 1997, Mr. Frank sold, at his cost,

                                                              PAGE 7 OF 9 PAGES

             638,404 of such shares to his adult son, Randall P. Frank (319,202 shares), and to Floyd Panning (319,202 shares), President of EDI Components.

             The following Warrants are currently exercisable by Mr. Frank:


             -------------------  -------------------  -----------------
                DATE GRANTED         PURCHASE PRICE      NO. OF SHARES
             -------------------  -------------------  -----------------
                  12/17/92               $ 1.25             50,000
                  03/27/95               $  .50              4,000
                  02/22/96               $ 2.25            300,000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Pursuant to the transactions described in Item 5 above, Mr. Frank has the right, until December 17, 2002 to purchase 50,000 shares of Electropure's Common Stock at $1.25 per share. Additionally, Mr. Frank has the right, until February 22, 2001 to purchase 300,000 shares of Common Stock at $2.25 per share. Finally, Mr. Frank currently holds the right to purchase, at $0.50 each, 4,000 shares of Common Stock until January 31, 1998 or until the Company terminates its license relationship with EDI Components, whichever occurs first.

         In addition to the 20,000 Warrants described in Item 5 above, as partial consideration for his $50,000 investment in EDI Components in May, 1992, Mr. Frank received the following rights under the license agreement between Electropure and EDI:

         (a) A Stock Right Agreement providing the right to purchase, in an amount equal to his investment in EDI, additional shares of Electropure Common Stock at a 25% discount from the cash purchase price at which the Company may, in the future, offer such stock to bona fide third party purchasers;

         (b) A Security interest in the Company's patented water purification technology equal to Mr. Frank's $50,000 investment; and

         (c) The right to payment by Electropure in the sum of $200,000 upon the termination of the license relationship with EDI. It is anticipated that the Company will negotiate an arrangement with Mr. Frank, and with the other investors of EDI Components, to satisfy such payment in some combination of cash and/or securities of the Company.

Between December, 1996 and April, 1997, Mr. Frank loaned EDI Components an additional $150,000 at 10% interest. Mr. Frank has the right to convert said loans into common stock of EDI Components and, upon such conversion, receive 53,775 Warrants to purchase the Common Stock of Electropure at $0.50 per share. If such loans were converted, Mr. Frank would also be entitled to a payment from Electropure in the additional sum of $200,000 upon termination of the license relationship with EDI, although the parties may negotiate to modify the terms of repayment to provide Mr. Frank with the right to convert such loans into Common Stock of the Company.

                                                              PAGE 8 OF 9 PAGES

ITEM 7. EXHIBITS

        10.10.A Subscription Agreement, December 6, 1989 *

        10.10.B Subscription Agreement, October 10, 1990 *

        10.10.C Subscription Agreement, March 1, 1991 *

        10.10.D Warrants for 4,444 shares (Warrant No. 219 - 11/17/89) **

        10.10.E Warrants for 2,222 shares (Warrant No. 278 - 10/18/90) **

        10.10.F Warrants for 6,250 shares (Warrant No. 299 - 03/27/91) **

        10.10.G Warrants for 2,500 shares (Warrant No. 324 - 08/06/92) **

        10.10.H Warrants for 3,125 shares (Warrant No. 332 - 08/06/92) **

        10.10.I Warrants for 25,000 shares (Warrant No. 361 - 12/18/92) **

        10.10.J Warrants for 50,000 shares (Warrant No. 360 - 12/17/92) **

        10.10.K Warrants for 20,000 shares (Warrant No. E-1003 - 07/29/92) **

        10.10.L Warrants for 2,500 shares (Warrant No. E-1024 - 06/24/93) ***

        10.10.M Warrants for 5,000 shares (Warrant No. E-1029 - 05/25/94) - face sheet only ***

        10.10.N Warrants for 5,000 shares (Warrant No. E-1030 - 06/17/94) - face sheet only ***

        10.10.O Warrants for 4,000 shares (Warrant No. E-1034 - 03/27/95) - face sheet only***

        10.10.P Warrants for 300,000 shares (Warrant No. 388 - 02/22/96) - face sheet only

        10.10.Q Stock Right Agreement No. E-1034

        10.10.R 10% Two-Year Convertible Term Note - 12/31/96

        10.10.S 10% Two-Year Convertible Term Note - 02/25/97 - face sheet only

        10.10.T 10% Two-Year Convertible Term Note - 04/10/97 - face sheet only

-----------------
  * Previously filed in connection with Schedule 13D filed on December 18, 1992 by the Reporting Person.

 ** Previously filed in connection with Schedule 13D filed on December 18, 1992 by the Reporting Person. The number of Warrants reflected have been modified to give effect to the one-for-ten reverse stock split conducted by the Company in July, 1996.

*** The number of Warrants reflected have been modified to give effect to the one-for-ten reverse stock split conducted by the Company in July, 1996.

                                                              PAGE 9 OF 9 PAGES

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated: June 30, 1997

                                              /s/ ANTHONY M. FRANK
                                              -------------------------------
                                                  Anthony M. Frank

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                                ANTHONY M. FRANK
                           (Name of Reporting Person)

                                INDEX TO EXHIBITS

                                                                           PAGE
                                                                       SEQUENTIALLY
                                                                         NUMBERED
                                                                       ------------
10.10.L   Warrants for 2,500 shares (Warrant No. E-1024 - 06/24/93)

10.10.M   Warrants for 5,000 shares (Warrant No. E-1029 - 05/25/94)

10.10.N   Warrants for 5,000 shares (Warrant No. E-1030 - 06/17/94)

10.10.O   Warrants for 4,000 shares (Warrant No. E-1034 - 03/27/95)

10.10.P   Warrants for 300,000 shares (Warrant No. 388 - 02/22/96)

10.10.Q   Stock Right Agreement No. E-1034

10.10.R   10% Two-Year Convertible Term Note - 12/31/96

10.10.S   10% Two-Year Convertible Term Note - 02/25/97

10.10.T   10% Two-Year Convertible Term Note - 04/10/97